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                                                                      EXHIBIT 12

            INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                       YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                         1993       1994       1995        1996         1997
                                       --------   --------   --------   ----------   ----------
                                                        (DOLLARS IN THOUSANDS)
Earnings
  Net income.........................  $168,565   $201,943   $196,437   $  251,774   $  338,684
  Add:
     Provision for income taxes......   109,075    110,064    141,909      143,165      187,475
     Fixed charges...................   340,568    421,170    592,519      655,958      754,246
  Less:
     Capitalized interest............    39,363     44,610     51,091       50,368       48,818
                                       --------   --------   --------   ----------   ----------
  Earnings as adjusted (A)...........  $578,845   $688,567   $879,774   $1,000,529   $1,231,587
                                       ========   ========   ========   ==========   ==========
  Preferred dividend requirements....  $  2,692   $  6,890   $ 13,096   $   16,599   $   16,348
     Ratio of income before provision
       for income taxes to net
       income........................       165%       155%       172%         157%         155%
                                       --------   --------   --------   ----------   ----------
     Preferred dividend factor on
       pretax basis..................     4,442     10,680     22,525       26,060       25,339
                                       --------   --------   --------   ----------   ----------
  Fixed charges
     Interest expense................   301,205    376,560    541,428      573,599      642,321
     Capitalized interest............    39,363     44,610     51,091       50,368       48,818
     Interest factor of rents........        --         --         --       31,991       63,107
                                       --------   --------   --------   ----------   ----------
  Fixed charges as adjusted (B)......   340,568    421,170    592,519      655,958      754,246
                                       --------   --------   --------   ----------   ----------
  Fixed charges and preferred stock
     dividends (C)...................  $345,010   $431,850   $615,044   $  682,018   $  779,585
                                       ========   ========   ========   ==========   ==========
Ratio of earnings to fixed charges
  ((A) divided by (B))...............      1.70x      1.63x      1.48x        1.53x        1.63x
                                       ========   ========   ========   ==========   ==========
Ratio of earnings to fixed charges
  and preferred stock dividends ((A)
  divided by (C))....................      1.68x      1.59x      1.43x        1.47x        1.58x
                                       ========   ========   ========   ==========   ==========
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